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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                         TANDY BRANDS ACCESSORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   875378 10 1
                                 (CUSIP Number)

                                  JUNE 2, 2003
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 875378 10 1                  13G                           Page 2 of 5


1.       Name of Reporting Person

         I. R. S. Identification No. of Above Person (entities only)

         J.S.B. Jenkins
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

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4.       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
Number of        5.    Sole Voting Power                              717,437
Shares
Beneficially     6.    Shared Voting Power                              -0-
Owned by
Each             7.    Sole Voting Power                              717,437
Reporting
Person With      8.    Shared Voting Power                              -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   717,437
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)                11.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 875378 10 1                                                Page 3 of 5


ITEM 1(a).        NAME OF ISSUER:

                  Tandy Brands Accessories, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  690 East Lamar Boulevard, Suite 200, Arlington, TX  76011

ITEM 2(a).        NAME OF PERSON FILING:

                  J.S.B. Jenkins

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  690 East Lamar Boulevard, Suite 200, Arlington, TX  76011

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $1.00 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  875378 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable


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CUSIP No. 875378 10 1                                                Page 4 of 5


ITEM 4.  OWNERSHIP:

         (a)      Amount beneficially owned:                                        717,437(1)

         (b)      Percent of class:                                                   11.7%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote                    717,437(1)

                  (ii)     Shared power to vote or direct the vote                      -0-

                  (iii)    Sole power to dispose or to direct the                   717,437(1)
                           disposition of

                  (iv)     Shared power to dispose or to direct the disposition of      -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable

--------
(1) As of June 2, 2003, includes 360,371 shares held of record by Mr. Jenkins, 167,500 shares subject to stock options exercisable within 60 days of June 2, 2003, approximately 2,799 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program, approximately 40,530 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan (as reported in most recent plan statement) and approximately 146,237 shares held indirectly through the Tandy Brands Accessories, Inc. Employees Investment Plan (as reported in most recent plan statement).

(2) Based on a total of 5,947,311 shares of common stock outstanding as of June 2, 2003.


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CUSIP No. 875378 10 1                                                Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2003                                  /s/ J.S.B. Jenkins
                                              ---------------------------------
                                              J.S.B. Jenkins